U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 0-50822

CUSIP Number   668130

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K	[ ] Form 10-KSB	[ ] Form 11-K	[X] Form 20-F
[ ] Form 10-Q	[ ] Form 10-QSB	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information

Full Name of Registrant:    NORTHWESTERN MINERAL VENTURES INC.

Former Name if Applicable:

Address of Principal Executive Office:

36 Toronto Street, Suite 1000                                          (Street and Number)

Toronto, Ontario M5C 2C5 Canada                    (City, State and Zip Code)

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR or portion  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant requires additional time to file its Annual Report on Form 20-F because it is awaiting updated information as to the work program and expenditures incurred to date on Registrant’s uranium exploration properties located in Niger.  In addition, Registrant is awaiting updated information as to the work program and expenditures incurred to date on Registrant’s mineral exploration property located in southwestern Mexico.

Part IV -- Other Information

(1)  Name and telephone number of person to contact in regard to this notification

Erik H. Martin	(416) 886-5139
(Name)	(Area Code) (Tel. No.)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes  [X]    No  [  ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  [  ]    No  [X]

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

      NORTHWESTERN MINERAL VENTURES INC.     (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2007	By:	/s/ Erik H. Martin
Chief Financial Officer